Exhibit 99.1

Xueda Education Group Announces Extraordinary General Meeting of Shareholders

BEIJING, October 30, 2015 — Xueda Education Group (the “Company” or “Xueda”) (NYSE: XUE) announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on December 16, 2015 at 10:00 a.m. (Hong Kong Time).  The meeting will be held at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People’s Republic of China, to consider and vote on, among other things, a proposal to authorize and approve the previously announced agreement and plan of merger (the “merger agreement”) dated July 26, 2015 by and among the Company, Xiamen Insight Investment Co., Ltd. (“Xiamen Insight”), and Xueda Acquisition Limited (“Merger Sub”), the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “plan of merger”) and the transactions contemplated by the merger agreement, including the merger (the “merger”).

Pursuant to the merger agreement and the plan of merger, Merger Sub, a Cayman Islands exempted company wholly-owned by Xiamen Insight and formed solely for purposes of the merger, will be merged with and into the Company, with the Company continuing as the surviving company after the merger.  If completed, the merger will result in the Company becoming a privately held company.  Xueda’s American depositary shares (“ADSs”) will no longer be listed on the New York Stock Exchange, and the American depositary shares program for Xueda’s ADSs will terminate.  In addition, Xueda’s ADSs and Xueda shares represented by the ADSs will cease to be registered under Section 12 of the Securities Exchange Act of 1934.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee of the board of directors comprised of directors unaffiliated with Xiamen Insight or Merger Sub, authorized and approved the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger, and recommends that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

Shareholders of record as of the close of business in the Cayman Islands on November 23, 2015 will be entitled to vote at the EGM.  ADS holders as of the close of business in New York City on November 9, 2015 will be entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs at the EGM.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (“SEC”), which can be obtained from the SEC’s website (http://www.sec.gov).  In addition, the Company’s proxy materials (including the proxy statement) will be mailed to shareholders and ADS holders.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner
Tel:	+86-10-6427-8899 ext. 6619
Email: investor_relations@xueda.com

Asia Bridge Capital Limited
Wendy Sun
Tel:	+86-10-8556-9033 (China)
+1-888-550-8392 (U.S.)
Email: wendy.sun@asiabridgegroup.com